Filed by Falconbridge Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 333-129218
FALCONBRIDGE LIMITED

May 31, 2006

Note To all employees:

FALCONBRIDGE REAFFIRMS SUPPORT FOR INCO OFFER;
INCO REJECTS TECK COMINCO OFFER;
INCO-FALCONBRIDGE SYNERGIES REVISED TO US$550 MILLION ANNUALLY

Falconbridge Reaffirms Support for Inco Offer

Our Board of Directors announced earlier today that it had reaffirmed its support for the Inco offer to acquire Falconbridge.

The Board determined the competing bid from Xstrata was not considered a superior proposal, and recommended that our shareholders tender their shares to the Inco offer.

The Board identified several concerns with the Xstrata offer, including its requirement to gain approval from Xstrata shareholders and regulatory approvals from Investment Canada. Further, even though the Xstrata bid was for all Falconbridge shares, Xstrata reserved the right to take up any number of shares tendered to it. So by acquiring even a small percentage of shares, Xstrata could take effective control of Falconbridge without acquiring all the shares.

In reaffirming its support for the Inco offer, The Board also identified that participation in the future growth of the New Inco is a benefit to Falconbridge shareholders, as the new company would have an excellent portfolio of growth projects in a time of very positive market outlook.

Inco Rejects Teck Cominco Offer

Inco's Board of Directors announced today in a news release that it has recommended that Inco shareholders reject the unsolicited offer by Teck Cominco to acquire all outstanding shares of Inco. Inco's Board characterized the bid as opportunistic and inadequate. Inco reiterated its support for the Inco-Falconbridge combination.

Inco-Falconbridge Synergies Value Revised

In the same news release, Inco indicated that teams of Inco and Falconbridge personnel have now jointly identified the potential to realize estimated average annual pre-tax operating and corporate synergies of approximately US$550 million resulting from the combination of the two companies.

This is an increase of US$200 million from the estimated synergies indicated last October when the Inco-Falconbridge transaction was announced. This increase in the synergies estimate is a result of improvements in the Inco-Falconbridge integration plan and to changes in commodity price assumptions as a result of the improved commodity market outlook since October 2005.

We will continue to keep you informed of progress. We continue to seek outstanding regulatory approvals for our proposed combination with Inco from the U.S. Department of Justice and the European Commission. Thank you for your continued support.

Derek Pannell
Chief Executive Officer

Questions and Answers

Does this mean shareholders will not vote on the Xstrata bid?

No. Xstrata's offer has not been withdrawn. Our Board has evaluated the Xstrata bid, determined it is not superior to the Inco bid, and recommended that our shareholders tender their shares to the Inco bid.

Can Xstrata try to acquire a small number of shares and gain effective control of Falconbridge?

>Under their offer, Xstrata has reserved the right to acquire a small number of tendered shares, however, our shareholder rights plan only allows bids for all outstanding common shares.

What happens next? Will Xstrata increase their offer?

It's impossible to predict what other companies may or may not do. The proposed deal we have with Inco has the support of the Boards of Directors of both Inco and Falconbridge. Our focus is on continuing to work towards the successful completion of this transaction.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and amendments thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.